October 14, 2008
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	TLC Vision Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 17, 2008 File Number: 000-29302
Dear Mr. Rosenberg:
We have received your September 22, 2008 response regarding our letter dated August 15, 2008 regarding Form 10-K with respect to TLC Vision Corporation (“TLC” or “the Company”) filed on March 17, 2008. We are transmitting this letter in response to your September 22, 2008 comments. For your convenience, we have set forth your comments below along with our response to each comment.
Footnote 2 — Summary of Significant Accounting Policies
Revenue Recognition, page 50
1.	Please refer to your response to comment three and your proposed disclosures. We have the following additional comments:
•	Please confirm that you will disclose the amount of deferred revenue recorded as of the end of each period presented.

Beginning in the September 30, 2008 Form 10-Q, the Company will disclose the amount of deferred revenue recorded.

•	Revise your disclosure to describe how you account for expenses incurred throughout the patient’s lifetime to fulfil your obligation under the separately priced TLC Lifetime Commitment.

An additional disclosure, which will be included in the Company’s December 31, 2008 Form 10-K, will read:

“In addition to the deferral of revenues related to the separately-priced TLC Lifetime Commitment, the Company has deferred a portion of its costs of service related to professional fees paid to the attending surgeon when an initial procedure is performed. The physician receives no incremental fee for an enhancement procedure under the TLC Lifetime

Commitment. Accordingly, a portion of the professional fee paid at the time of the initial procedure to the attending surgeon relates to the future enhancement procedures to be performed under the separately-priced TLC Lifetime Commitment and qualifies for deferral as a direct and incremental cost. The Company uses the same historical experience to amortize deferred professional fees that it uses to amortize deferred revenue. Other costs expected to be incurred if a complication were to occur are accrued at the point of procedure as part of the Company’s general enhancement accrual based on historical trend estimates.”
•	Please revise to clarify whether the follow-up visits relate to your obligation under the terms of the procedure or under the terms of the separately priced TLC Lifetime Commitment. If the visits relate to your obligation under the terms of the procedure, disclose why revenue is recognized at the time of the procedure.

The Company provides follow-up consultations at no additional charge to the customer under the standard terms of a procedure. Follow-up consultations typically occur one day and within one week of a procedure. As disclosed on page 50, Footnote 2, “Summary of Significant Accounting Policies — Revenue Recognition,” the Company recognizes refractive revenues in full when the procedure is performed.

While management believes the follow-up consultations are important to the satisfaction of the Company’s customers, it is not essential to the functionality of the delivered service, i.e. the LASIK procedure. The follow-up consultations are very short in nature, (e.g. five to ten minutes in length), result in minimal to no incremental costs, and are simply used to ensure customer satisfaction and assist in the detection of rare post-operation medical complications. In fact, a significant portion of patients elect to cease follow-up consultations after the initial visit. As a result, it is clear that a LASIK procedure can function without a post-operation consultation. If a complication were to occur within the first year after the procedure, the Company has accrued for such potential costs at the point of procedure as part of the Company’s general enhancement accrual under SFAS 5.

Furthermore, the Company requires full payment at the time of the procedure. Upon completion of the procedure, the customer does not have a contractual right to a full or partial refund in the event a post-operation consultation is not performed. The Company has offered the follow-up consultations to all customers receiving refractive surgery, resulting in no history of the Company providing concessions to customers if a follow-up consultation is not made. Additionally, there is no possibility of a customer electing to reject the services performed as the procedure is permanent by its nature. All of these points further indicate that revenue recognition in full is appropriate at the time of the procedure.

Based on the Company’s analysis of the information provided directly above, the follow-up consultations are deemed inconsequential and perfunctory in nature in accordance with SAB 104, “Revenue Recognition”. As requested, an additional disclosure, which will be included in the Company’s December 31, 2008 Form 10-K, will read:

“The Company recognizes refractive revenues when the procedure is performed. The follow-up consultations offered by the Company under the terms of the procedure are considered inconsequential for revenue deferral, though the Company does accrue at the point of procedure for the minimal anticipated costs of the follow-up consultations.”

Footnote 9 — Goodwill, page 56
2.	Please refer to your response to comment four. Your disclosure states that the implied fair values indicated that the entire stand-alone ASC was impaired. As it is still not clear from your response, please explain to us how it was determined that the impairment amounts related specifically to the two ASCs that were divested in 2007 and included in discontinued operations.

The Company has multiple stand-alone Ambulatory Surgical Centers (ASCs), each of which were individually acquired. Each stand-alone ASC is a business with its own discrete operations, cash flows and financial statements, including separate goodwill balances (if applicable) that were recorded at the time each ASC was acquired. Accordingly, management believes each of these ASCs meets the definition of a reporting unit as defined in paragraph 30 of SFAS 142 and serves as the basis for which to evaluate goodwill for impairment. Although the ASCs offer similar surgical services, the entities are located in separate geographic markets and are not economically interdependent. The ASCs do not share assets or other resources, and the Company does not believe that goodwill from one ASC is recoverable from another ASC. As a result, each individual ASC was deemed to be its own reporting unit.

The Company performs separate tests for impairment on all its stand-alone ASCs each year. In accordance with SFAS 142, impairment charges were recorded for the two separate ASCs disposed of during 2007 (the charge for one was recorded in 2006 while the charge for the other was recorded in 2007). As a result, such charges were not an allocation of impairment of the Company’s entire ASC business, but were specific to each individual impairment test performed.
Item 15 — Exhibits and Financial Statement Schedules, page 75
3.	Please refer to your response to comment five. We raise the comment in part with respect to the Master Capital Lease Agreement with Advanced Medical Optics. We note that you have not filed as exhibits either the original or amended and restated Agreements. It appears that these agreements are material agreements, and therefore must be filed as exhibits to your Form 10-K in accordance with Item 601 (b)(10)(ii)(B) of Regulation S-K. If some of the words and numbers contained in these Agreements are both immaterial to investors and would cause competitive harm if disclosed, you may file an application for confidential treatment for portions of these exhibits under Rule 24b-2 of the Securities Exchange Act of 1934.

The Company will file the amended and restated Advanced Medical Optics Master Capital Lease Agreement. However, we do not believe the original agreement needs to be filed as the amended and restated agreement (“the Agreement”) supersedes the original agreement. We intend to file the Agreement as an exhibit to the Company’s September 30, 2008 Form 10-Q.
The Company acknowledges that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance as part of the review of the Company’s filing or in response to comments. The Company is responsible for the adequacy and accuracy of the disclosures in the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either Mike Molick, Director Financial Reporting, at (636) 534-2329 or myself at (636) 534-2356.

Yours truly,
/s/ Steven P. Rasche
Steven P. Rasche
Chief Financial Officer

cc:	Brian L. Andrew, TLC Vision Corporation Drue Hood, TLC Vision Corporation Michael P. Molick, TLC Vision Corporation Andrew J. Beck, Torys, LLP Michael Hickenbotham, Ernst & Young LLP

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